                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              TROON PARTNERS, L.P.
                                (Name of Issuer)

                              TROON PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                Howard M. Singer
                            Troon Management, L.L.C.
                             CIBC Oppenheimer Tower
                     One World Financial Center, 31st Floor
                               200 Liberty Street
                            New York, New York 10281
                                 (212) 667-7649

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533
                               November ____, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee


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
          Transaction Valuation: $50,000,000 (a)                        Amount of Filing Fee: $10,000 (b)
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(a)      Calculated as the aggregate maximum purchase price for partnership interests.
(b)      Calculated at 1/50th of 1% of the Transaction Valuation.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:________________________________________________________
Form or Registration No.:______________________________________________________
Filing Party:__________________________________________________________________
Date of Filing:________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

                  (a) The name of the issuer is Troon Partners, L.P. (the "Partnership"). The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at CIBC Oppenheimer Tower, One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281.

                  (b) The title of the securities, which are the subject of the offer to purchase ("Offer to Purchase"), is partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the partnership interests in the Partnership and portions thereof which constitute the class of security which is the subject of this tender offer or the partnership interests in the Partnership or portions thereof which are tendered by partners to the Partnership pursuant to the Offer to Purchase.) As of the close of business on October 31, 1998, there was approximately $175,021,229 outstanding in capital of the Partnership held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $50,000,000 of Interests which are tendered by and not withdrawn prior to 12:00 Midnight, New York time, on December 31, 1998, subject to any extension of the Offer to Purchase. The purchase price of Interests tendered to the Partnership will be their net asset value as of the close of business on December 31, 1998, if the Offer to Purchase expires on the initial expiration date of December 31, 1998, and otherwise, at their net asset value as of the close of business on such later date as corresponds to any extension of the Offer to Purchase. Payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the Partnership's Limited Partnership Agreement dated as of December 19, 1996, (the "L.P. Agreement")) in an aggregate amount equal to 95 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the expiration date, which is expected to be 12:00 Midnight, December 31, 1998, payable within ten days after the expiration date (the "Cash Payment"); and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of Interests tendered and accepted by the Partnership as of the expiration date, determined based on audited financial statements of the Partnership for 1998, over (b) the Cash Payment. The Note will be delivered to the tendering partner in the manner set forth in the Letter of Transmittal, attached hereto as Exhibit C, within ten days after expiration of the Offer to Purchase and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Partnership. The audit of the Partnership's 1998 financial statements will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership.

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                  The Partnership has been informed by Troon Management, L.L.C., the manager of the Partnership (the "Manager"), that the Manager intends to tender a portion of the Interest held by it that was or will be acquired by it as a result of any incentive allocation credited to its capital account as of December 31, 1998 or as an allocation of net profits to its capital account during the fiscal year ended December 31, 1998.

                  Although the Partnership has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Partnership's Individual General Partners determine that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer to Purchase on the remaining partners of the Partnership. A copy of (i) the cover letter to the Offer to Purchase and Letter of Transmittal and (ii) the Offer to Purchase are attached hereto as Exhibits A and B, respectively.

                  (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the L.P. Agreement.

                  (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Partnership expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $50,000,000, will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Partnership; and (3) possibly borrowings, as described in paragraph (b), below. The Partnership will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. The purchase price for Interests acquired pursuant to the Offer to Purchase shall not be derived from any of the General Partners.

                  (b) Neither the Partnership nor the General Partners has determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, from its existing margin facility established with the Partnership's prime broker, Morgan Stanley & Co. ("Morgan Stanley"). If the Partnership funds any portion of the purchase price in that manner, it will be required to deposit assets in a special custody account with Morgan Stanley Trust Company to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Partnership's obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed from Morgan Stanley will be financed from additional funds contributed to the Partnership by existing and/or new limited partners, or from the proceeds of the sale of securities and portfolio assets held by the Partnership.

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
ITEM 3. PURPOSE OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  The purpose of the Offer to Purchase is to provide liquidity to limited partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Partnership's Confidential Memorandum dated January, 1997, as supplemented (the "Confidential Memorandum"), and the L.P. Agreement. Interests that are tendered to the Partnership in connection with the Offer to Purchase will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The Partnership expects that in the future it will generally accept subscriptions for Interests as of the first day of each fiscal quarter. The Partnership currently has no other plans to offer for sale any other additional Interests, but may do so in the future.

                  Neither the Partnership nor the General Partners have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional Interests in the Partnership (other than the ability to make additional Interests available for subscription from time to time in the discretion of the Partnership), or the disposition of Interests in the Partnership; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (c) a sale or transfer of a material amount of assets of the Partnership (other than as the Individual General Partners determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with ordinary portfolio transactions of the Partnership); (d) any change in the identity of the General Partners of the Partnership, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners of the Partnership, to fill any existing vacancy for an Individual General Partner of the Partnership or to change any material term of the investment advisory arrangements with the Manager; (e) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (f) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.P. Agreement or other actions which might impede the acquisition of control of the Partnership by any person. Items (h) through (j) of this Item 3 are not applicable to the Partnership.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

                  There have not been any transactions involving the Interests that were effected during the past 40 business days by the Partnership, any General Partner of the Partnership or any person controlling the Partnership or controlling any General Partner of the Partnership.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The Confidential Memorandum and the L.P. Agreement, which were provided to each limited partner in advance of subscribing for Interests, provide that the Individual General

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
Partners have the discretion to determine whether the Partnership will purchase Interests from time to time from partners pursuant to written tenders. The Confidential Memorandum also states that the Manager of the Partnership expects that generally it will recommend to the Individual General Partners that the Partnership purchase Interests from partners once in each year (other than 1997) effective as of the end of each such year and that it intended to recommend the making of an offer to purchase Interests effective as of March 31, 1998. At the end of 1997, the Partnership did not offer to purchase Interests from partners pursuant to written tenders. However, the Partnership made an offer to purchase Interests effective as of March 31, 1998 pursuant to written tenders. The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Partnership and any General Partner of the Partnership or any person controlling the Partnership or controlling any General Partner of the Partnership; and (ii) any person, with respect to Interests.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  No persons have been employed, retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 7.  FINANCIAL INFORMATION.

                  (a) Reference is hereby made to the financial statements attached as part of Exhibit B hereto, which are incorporated herein by reference. Audited financial statements for 1997 are included. No financial statements for the Partnership exist prior to 1997. The Partnership does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. Also included are the unaudited financial statements of the Partnership for the six-month period ended June 30, 1998, which the Partnership has prepared and furnished to limited partners pursuant to Rule 30d-1 under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act. The Partnership does not have shares, and consequently does not have earnings or book value per share information.

                  (b) The Partnership's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 8.  ADDITIONAL INFORMATION.

                  (a)      None

                  (b)      None

                  (c)      Not Applicable

                  (d)      None

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                  (e)      Reference is hereby made to the information contained
                           in the Offer of Purchase attached as Exhibit B, which is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                  A. Cover letter to Offer to Purchase and Letter of Transmittal.

                  B.       Offer to Purchase (including Financial Statements).

                  C.       Form of Letter of Transmittal.

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TROON PARTNERS, L.P.


                                       By:      Troon Management, L.L.C.
                                                Manager


                                       By:      CIBC Oppenheimer Corp.
                                                Managing Member


                                                    /s/ Howard M. Singer
                                                By:____________________________
November 23, 1998                                   Name:     Howard M. Singer
                                                    Title:    Managing Director

                                      -7-
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                                  EXHIBIT INDEX

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
EXHIBIT                                                                                          PAGE NUMBER
-------                                                                                          -----------
A                 Cover letter to Offer to Purchase and Letter of Transmittal

B                 Offer to Purchase
                  (including Financial Statements)

C                 Form of Letter of Transmittal
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